Exhibit 99.4

PROTECTION AGREEMENT

by and among

GLASS HOUSE BRANDS INC.,

a British Columbia corporation

— and —

GHB USUB, LLC,

a Delaware limited liability company

— and —

GLASS HOUSE RETAIL, LLC,

a California limited liability company

Dated as of June 12, 2026

PROTECTION AGREEMENT

This Protection Agreement (this "Agreement") is entered into as of June 12, 2026 (the "Effective Date"), by and among Glass House Brands Inc., a British Columbia corporation ("Parent"), GHB Usub, LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of Parent ("Holdings"), and Glass House Retail, LLC, a California limited liability company (the "Company").

RECITALS

WHEREAS, Holdings holds nine hundred (900) Exchangeable Units of the Company (the "Exchangeable Units"), representing a ninety percent (90%) economic interest in the Company that is non-voting and non-participating until converted to Class B Units following the Triggering Event Date, pursuant to the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of the date hereof (the "LLC Agreement");

WHEREAS, NSJB Investments LLC (the "Investor") holds one hundred (100) Class A Units of the Company, representing a ten percent (10%) voting and economic interest, pursuant to the LLC Agreement and that certain Class A Unit Purchase Agreement, dated as of the date hereof (the "Unit Purchase Agreement");

WHEREAS, Parent and Holdings desire to preserve the value of the Exchangeable Units during the period from the Effective Date until conversion of all Exchangeable Units into Class B Units (the "Interim Period"), and the Company desires to provide covenants to Parent and Holdings to that effect; and

WHEREAS, the parties acknowledge that this Agreement is intended solely to preserve the value of Holdings' Exchangeable Units and does not, and shall not be construed to, confer upon Parent or Holdings the right to direct or control the business, operations, or activities of the Company during the Interim Period;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Defined Terms.

Capitalized terms used but not defined herein have the meanings ascribed to them in the LLC Agreement or the Unit Purchase Agreement. The following additional terms have the meanings set forth below:

"Affiliate" means, with respect to the Person to which it refers, (i) a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person, (ii) any officer, director, manager, member or shareholder of such Person, (iii) any parent, sibling, descendant or spouse of such Person or of any of the Persons referred to in clauses (i) and (ii), and (iv) any corporation, limited liability company, general or limited partnership, trust, association or other business or investment entity that directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with any of the foregoing individuals. For purposes of this definition, the term "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise;

"Business Day" means any day other than a Saturday, Sunday, or federal holiday in the United States.

"Cannabis License" has the meaning set forth in the LLC Agreement.

"Conversion Date" has the meaning set forth in the LLC Agreement.

"Conversion Event" has the meaning set forth in the LLC Agreement.

"DCC" means the California Department of Cannabis Control, or any successor agency.

"Elevated Cap" has the meaning set forth in Section 3.02(b).

"Exchangeable Units" has the meaning set forth in the recitals.

"Final Order Date" means the date on which the U.S. Department of Justice issues a final order reclassifying marijuana for adult non-medical (recreational) use to Schedule III of the Controlled Substances Act.

"Holdings" has the meaning set forth in the preamble.

"Interim Period" has the meaning set forth in the recitals.

"LLC Agreement" has the meaning set forth in the recitals.

"Material Contract" means any contract, agreement, or commitment to which the Company or any Subsidiary is a party involving aggregate consideration or value in excess of $500,000 per year.

"Monthly Distribution Cap" has the meaning set forth in Section 3.02.

"Parent" has the meaning set forth in the preamble.

"Permitted Liens" means any (i) purchase-money security interest or capital lease incurred in connection with the purchase or leasing of capital equipment, (ii) lien securing indebtedness permitted under this Agreement, and (iii) lien consented to in writing by Holdings.

"Pre-Order Cap" has the meaning set forth in Section 3.02(a).

"Repurchase Right" has the meaning set forth in Section 2.01(d).

"Standard Cap" has the meaning set forth in Section 3.02(c).

"Tax" or "Taxes" means any federal, state, local and foreign net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, capital profits, lease, service, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, abandoned property or escheat, environmental or windfall profit tax, customs duty or other tax, governmental fee or other like assessment or charge (and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise), together with all interest, penalties, additions to tax and additional amounts with respect thereto, whether disputed or not;

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof;

"Triggering Event Date" has the meaning set forth in the LLC Agreement.

"Unit Purchase Agreement" has the meaning set forth in the recitals.

ARTICLE II

NEGATIVE COVENANTS OF THE COMPANY

Section 2.01 Restricted Actions During Interim Period.

During the Interim Period, the Company shall not, and shall cause each Subsidiary not to, take any of the following actions without the prior written consent of Holdings, which consent may be granted or withheld in Holdings' sole and absolute discretion:

(a) Amend, restate, supplement, or otherwise modify the LLC Agreement, the Articles of Organization of the Company, or the organizational documents of any Subsidiary in any manner that would adversely affect the rights of Holdings as holder of the Exchangeable Units, as a potential future holder of Class B Units, or the rights of Holdings hereunder;

(b) Declare or pay any Distribution to holders of Class A Units in excess of the Monthly Distribution Cap applicable under Section 3.02; or declare, pay, or set aside any Distribution of any kind to holders of Exchangeable Units prior to the Conversion Date;

(c)  Issue, sell, or grant any Units, equity securities, options, warrants, profits interests, or other rights to acquire equity securities of the Company or any Subsidiary to any Person other than Holdings, except that the Company may issue additional Class A Units to the Investor in connection with the adjustment mechanism set forth in Section 3.05 of the LLC Agreement, provided that any such additional Units shall be subject to a Repurchase Right (as defined below);

(d) Incur, assume, guarantee, or otherwise become liable for any indebtedness for borrowed money or any capitalized lease obligation in excess of $500,000 in aggregate outstanding principal amount at any time;

(e)  Merge or consolidate with, or sell, transfer, or otherwise dispose of all or substantially all of the assets of the Company or any Subsidiary to, any third party;

(f)  Adopt a plan of liquidation or dissolution with respect to the Company or any Subsidiary;

(g) Enter into any contract, agreement, or arrangement (including any amendment to an existing Material Contract) that restricts, impairs, or conditions Holdings' ability to convert the Exchangeable Units into Class B Units pursuant to the LLC Agreement, or that would otherwise prevent, delay, or impede the consummation of any Conversion Event or restrict or otherwise adversely affect the exercise of the Call Right;

(h) Take any action that would (i) cause the Company to no longer be treated as a partnership (or disregarded entity) for U.S. federal income tax purposes, (ii) cause a termination of the Company for U.S. federal income tax purposes, or (iii) result in the Company being required to register as an investment company under the Investment Company Act of 1940;

(i)  Create or permit to exist any Encumbrance on any of the Class A Units, the Exchangeable Units or the Class B Units issuable upon conversion thereof;

(j)  Enter into any related-party transaction with the Investor or any Affiliate of the Investor (other than distributions pursuant to the LLC Agreement) involving consideration in excess of $100,000 without the prior written approval of Holdings;

(k) Adopt, amend, or terminate any equity incentive plan, phantom equity plan, or similar arrangement for employees, managers, or officers of the Company;

(l)  Commence any voluntary bankruptcy, insolvency, restructuring, or similar proceeding with respect to the Company or any Subsidiary;

(m) Relocate or expand the Company's cannabis retail operations to any jurisdiction outside the State of California;

(n) Reclassify any Units or other equity securities of the Company or any Subsidiary;

(o) Redeem, repurchase, or otherwise acquire, or offer to redeem, repurchase, or otherwise acquire, any Units or other equity securities of the Company or any Subsidiary;

(p) Create any new Subsidiary, other than a Subsidiary that is wholly-owned by the Company or another wholly-owned Subsidiary of the Company, or cause any wholly-owned Subsidiary of the Company to become non-wholly-owned;

(q) Amend the terms of any Units or other equity securities of the Company or any Subsidiary;

(r) Enter into any contract that provides for a payment to any current, former, or future employee, manager, or officer of the Company or any Subsidiary in the event that (i) Holdings converts the Exchangeable Units into Class B Units, or (ii) Parent or an Affiliate of Parent acquires the Company;

(s)  Make any loan to any officer, manager, director, employee, or consultant of the Company or any Subsidiary;

(t)  Enter into any contract or other arrangement that limits or restricts in any material respect the Company, any Subsidiary, or any successor thereto, or that would, following the Interim Period, limit or restrict in any material respect Parent, Holdings, or any of their respective Affiliates, from competing in any manner;

(u)  Pledge or otherwise encumber, or authorize the pledge or other encumbrance of, any Units or other equity securities of the Company or any Subsidiary, or any options, warrants, or other rights to acquire equity securities of the Company or any Subsidiary, other than Permitted Liens;

(v) Knowingly take any action, or fail to take any action, that would result in the loss, expiration, or surrender of, or the loss of any material benefit under, or could reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation, or limitation of rights under, any Cannabis License or other material permit, license, or authorization necessary to conduct the Company's business as currently conducted, or fail to prosecute any pending applications to any Governmental Authority for any such material permit, license, or authorization;

(w) Take any action, or refrain from taking any action, or permit any action to be taken or not taken, that could reasonably be expected to prevent, materially delay, or otherwise impede the ability of Holdings to convert the Exchangeable Units into Class B Units; or

(x) Increase the salary, bonus, or other compensation payable to any Officer, Manager, or key employee of the Company or any Subsidiary, or grant any severance or termination pay to any such Person, other than increases in the ordinary course of business consistent with past practice;

(y)	Conduct the business of the Company or any Subsidiary in any manner that violates any applicable Law, rule, or regulation in any material respect, or take any action that would constitute a criminal offense or give rise to material civil liability;

(z) Take any action, or fail to take any action, that would reasonably be expected to result in Parent or any of its securities being delisted from, or failing to satisfy the continued listing requirements of, the New York Stock Exchange or any other national securities exchange on which Parent's securities are listed; and

(aa) Agree or commit to do any of the foregoing.

Any action taken by the Company, any Manager, or any Officer in violation of this Section 2.01 without the required consent of Holdings shall be void ab initio and of no force or effect, and the Company expressly has no authority to take any such action.

Section 2.02 [RESERVED].

Section 2.03 Affirmative Covenants of the Company.

During the Interim Period, the Company shall:

(a)  Conduct its business in the ordinary course consistent with past practice and in compliance with all applicable Cannabis Laws;

(b)  Use commercially reasonable efforts to maintain all Cannabis Licenses in good standing and in full force and effect;

(c)  Use commercially reasonable efforts to maintain the value of the Company's business and assets and not take any action designed to impair the value of the Exchangeable Units;

(d)  Maintain books and records in accordance with U.S. GAAP, applied consistently;

(e)  Maintain the minimum liquidity required by any applicable senior secured credit facility or similar debt obligation to which the Company is a party;

(f)  Comply with the reporting obligations set forth in Article IV;

(g) Do or cause to be done all things necessary to preserve and maintain the existence of the Company and each Subsidiary;

(h) Take all actions necessary or desirable to maintain the Company's and each Subsidiary's good standing and qualification to conduct business in the State of California and any other jurisdiction in which it is so qualified, including filing all applicable annual reports, paying all applicable franchise or similar Taxes, and maintaining all applicable franchises, permits, and qualifications;

(i)  Prepare and file when due all Tax Returns required to be filed by the Company and each Subsidiary (except for any Tax Return for which an extension has been granted, in which case such Tax Return shall be filed on or prior to the extended deadline), and pay, or cause to be paid, all Taxes (including estimated Taxes) due on such Tax Returns or that are otherwise required to be paid;

(j)  Take all reasonable steps and actions within its power and control to obtain and maintain all third-party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments, or confirmations that are required in order to (i) maintain the Company's and each Subsidiary's Material Contracts in full force and effect during the Interim Period, and (ii) permit Holdings to convert the Exchangeable Units into Class B Units;

(k) Take all reasonable steps and actions within its power and control to obtain and maintain all third-party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments, or confirmations that are required in order to maintain the Company's and each Subsidiary's Material Contracts in full force and effect following the conversion of the Exchangeable Units into Class B Units by Holdings;

(l)  Oppose, lift, or rescind any injunction, restraining order, or other order, decree, or ruling seeking to restrain, enjoin, or otherwise prohibit, delay, or adversely affect the ability of Holdings to convert the Exchangeable Units into Class B Units;

(m) Defend, or cause to be defended, any proceedings to which it is a party or brought against it or its managers or officers seeking to restrain, enjoin, or otherwise prohibit, delay, or adversely affect the ability of Holdings to convert the Exchangeable Units into Class B Units;

(n) Maintain, or cause to be maintained, public liability and casualty insurance in such form, coverages, and amounts as are consistent with industry practices; and

(o)  Cooperate with Holdings in connection with all filings, notifications, and applications with Governmental Authorities required or advisable to enable Holdings to convert the Exchangeable Units into Class B Units, and take all actions reasonably requested by Holdings in connection therewith.

ARTICLE III

DISTRIBUTION CAPS

Section 3.01 Purpose of Distribution Caps.

The Distribution cap set forth in this Article III are intended to preserve the economic value of Holdings' Exchangeable Units during the Interim Period by limiting the amount of cash that may be distributed to holders of Class A Units prior to the conversion of Exchangeable Units into Class B Units.

Section 3.02 Monthly Distribution Cap.

Distributions to holders of Class A Units shall not exceed $25,000 (the "Monthly Distribution Cap"); provided, in each case, that no Distribution shall be made if, after giving effect thereto, the Company would not have sufficient cash to operate in the ordinary course.

Any Distribution amount not paid in any calendar month shall not accumulate or carry over to subsequent months unless the Board expressly determines otherwise, subject in all cases to the Monthly Distribution Cap.

Section 3.03 Distributions to Holdings.

For the avoidance of doubt, no Distribution of any kind shall be made to Holdings as holder of Exchangeable Units during the Interim Period unless and until the Exchangeable Units are converted into Class B Units pursuant to the LLC Agreement, at which time Holdings shall be entitled to participate in Distributions on the same basis as all other holders of Voting Units.

ARTICLE IV

REPORTING AND ACCESS RIGHTS

Section 4.01 Financial Reporting.

During the Interim Period, the Company shall deliver to Holdings:

(a)  Monthly unaudited financial statements (balance sheet, income statement, and statement of cash flows) within fifteen (15) calendar days following the end of each calendar month, certified by the Company's chief financial officer (or equivalent) as being prepared in good faith in accordance with U.S. GAAP;

(b)  Annual audited financial statements within ninety (90) days following the end of each Fiscal Year, prepared by a nationally recognized independent accounting firm; and

(c)  A quarterly compliance certificate, signed by the Company's chief financial officer or chief executive officer, certifying compliance with the covenants set forth in this Agreement.

Section 4.02 Material Contract Notice.

The Company shall provide Holdings with not less than five (5) Business Days' prior written notice before entering into, amending, or terminating any Material Contract. Such notice shall include a reasonably detailed description of the proposed Material Contract and its material terms.

Section 4.03 Regulatory Notice.

The Company shall promptly (and in any event within two (2) Business Days) notify Holdings in writing upon: (i) the receipt of any written notice, inquiry, inspection report, or citation from any Cannabis Regulatory Body; (ii) any threatened or pending revocation, suspension, non-renewal, or modification of any Cannabis License; (iii) any material change in the Company's regulatory status or relationship with any Cannabis Regulatory Body; (iv) the commencement or threat of any investigation, proceeding, or action by any Governmental Authority affecting the Company; (v) any event that would constitute a breach of any representation, warranty, or covenant of the Company under this Agreement; (vi) any notice or communication from any Person alleging that the consent of such Person is required for Holdings to convert the Exchangeable Units into Class B Units; (vii) any notice or communication from any Person to the effect that such Person is terminating or otherwise materially adversely modifying its relationship with the Company or any Subsidiary; or (viii) any material change in insurance coverages within thirty (30) days of binding or cancellation.

Section 4.04 Books and Records; Inspection.

Holdings and its authorized representatives shall have the right, upon reasonable prior written notice (and not more than four (4) times per calendar year absent a continuing breach or Event of Default under this Agreement), to (i) inspect the books, records, and facilities of the Company and its Subsidiaries during normal business hours, at Holdings' expense, for any purpose reasonably related to Holdings' rights under this Agreement; and (ii) have access to the Company's and its Subsidiaries' (A) premises, (B) property and assets (including all books and records, whether retained internally or otherwise, including Tax and financial documentation), (C) Material Contracts, and (D) senior personnel, so long as such access does not unduly interfere with the ordinary course of business of the Company. Holdings shall conduct any such inspection in a manner that does not unreasonably disrupt the business operations of the Company.

Section 4.05 Investigations.

During the Interim Period, in order to ensure compliance with the terms of this Agreement and the transactions contemplated hereby, the Company shall provide, and cause each Subsidiary to provide, reasonable access upon reasonable notice during normal business hours to the Company's and each Subsidiary's executive management so that Holdings may conduct reasonable investigations relating to the information provided by the Company pursuant to this Agreement as well as to the internal controls and operations of the Company and its Subsidiaries.

Section 4.06 Material Updates.

The Company shall use commercially reasonable efforts to provide Holdings with all material developments related to the Company and relevant information related to material decisions required to be made or actions required to be taken with respect to the operation of its business. The Company shall use commercially reasonable efforts, in the negotiation of agreements entered into after the date of this Agreement, to permit disclosure of information regarding such agreements to Holdings on a confidential basis.

Section 4.07 Public Announcements.

The Company shall not issue any press release or make any other public statement or disclosure concerning the Company or in connection with this Agreement or the transactions contemplated hereby without the prior written approval of Holdings, except to the extent that the Company is required to make any public disclosure with respect to the Company or the subject matter of this Agreement by applicable law; provided that in the event the Company is required to make disclosure by applicable law, the Company shall use its commercially reasonable efforts to give Holdings prior written notice (and if such prior notice is not possible, to give notice immediately following the making of any such disclosure) and a reasonable opportunity to review or comment on the disclosure.

Section 4.08 Government Filings.

The Company shall not make any filing with any Governmental Authority in connection with this Agreement or the transactions contemplated hereby without the prior written consent of Holdings. As soon as reasonably practicable after a request from Holdings, the Company shall use commercially reasonable efforts to (i) make all notifications, filings, applications, and submissions with Governmental Authorities required or advisable and reasonably requested by Holdings, (ii) obtain all required permits, licenses, and authorizations, (iii) cooperate with Holdings in connection with all permits, licenses, and authorizations sought by Holdings, and (iv) maintain such permits, licenses, and authorizations, in each case, so as to enable Holdings to convert the Exchangeable Units into Class B Units.

Section 4.09 Notice of Breach.

The Company shall promptly notify Holdings in writing upon becoming aware of any breach or default by the Company or any Subsidiary of any covenant, obligation, or other provision of this Agreement, including any breach or anticipated breach of the covenants set forth in Article II or Article III. Such notice shall describe in reasonable detail the nature of the breach or default, the circumstances giving rise thereto, and the steps the Company is taking or proposes to take to cure such breach or default.

ARTICLE V

NO CONTROL; INDEPENDENCE OF COMPANY

Section 5.01 No Control.

Notwithstanding any provision of this Agreement, the LLC Agreement, or the Unit Purchase Agreement, during the Interim Period:

(a)  Neither Parent nor Holdings shall have, nor shall be deemed to have, control of or the right to direct the business, operations, or activities of the Company or any Subsidiary. The covenants and consent rights granted to Holdings under this Agreement are intended solely to preserve the value of the Exchangeable Units and do not constitute, and shall not be construed or characterized as, control of the Company or any Subsidiary by Parent or Holdings;

(b)  The Company shall operate as a stand-alone entity with management independent from Parent and Holdings, and the Company's Managers and Officers shall discharge their duties in the interests of the Company as a whole and not solely in the interests of Parent or Holdings;

(c)  The parties acknowledge and agree that the no-control provisions of this Article V are essential to achieving and maintaining the deconsolidation of the Company from Parent's consolidated financial statements under U.S. GAAP (specifically, ASC 810), and each party agrees to take all actions, and to refrain from taking any actions, necessary or appropriate to preserve such deconsolidation; and

(d)  To the extent any provision of this Agreement could be construed as conferring upon Parent or Holdings any right to direct the business, operations, or activities of the Company, such provision shall be interpreted narrowly and solely as a negative covenant or consent right for the benefit of Holdings in its capacity as an economic interest holder, and not as a right to exercise positive control.

Section 5.02 Consulting Services Agreement.

The parties acknowledge that the Company and a subsidiary of Parent are entering into a Consulting Services Agreement (the "CSA") pursuant to which such subsidiary will provide certain management, consulting, and administrative services to the Company. The parties agree that the CSA has been negotiated on arm's-length terms and that the services to be provided thereunder do not confer upon Parent or Holdings any right to direct or control the Company for purposes of Section 5.01 or for any U.S. GAAP consolidation analysis. The CSA may be terminated by either party thereto on not fewer than ninety (90) days' prior written notice without such termination constituting a breach of this Agreement.

ARTICLE VI

ENFORCEMENT; REMEDIES

Section 6.01 Specific Performance.

Each party acknowledges that the Exchangeable Units are unique and that monetary damages would be an inadequate remedy for any breach of this Agreement. Accordingly, each of Parent and Holdings shall be entitled to seek specific performance and injunctive relief to enforce the covenants and obligations of the Company hereunder, without the necessity of proving actual damages, establishing the inadequacy of monetary damages, or posting any bond or other security. This Section 6.01 shall not limit any other right or remedy available to Parent or Holdings at law or in equity.

Section 6.02 Remedies Cumulative.

The rights and remedies of the parties under this Agreement are cumulative and not exclusive of any other rights or remedies provided by law or in equity. The exercise of any right or remedy hereunder shall not preclude the exercise of any other right or remedy.

Section 6.03 Events of Breach.

A material breach of this Agreement by the Company shall include (without limitation): (i) any action taken in violation of Section 2.01 without the required consent of Holdings; (ii) failure to deliver financial reports within the time periods specified in Section 4.01; (iii) failure to provide notices required under Section 4.02, Section 4.03 or Section 4.09; (iv) any Distribution made in excess of the Monthly Distribution Cap; or (v) any action taken by the Company that impairs or restricts the conversion rights of Holdings with respect to the Exchangeable Units.

ARTICLE VII

TERM AND TERMINATION

Section 7.01 Term.

This Agreement shall be effective as of the Effective Date and shall continue in full force and effect until the earliest to occur of: (i) the completion of a Conversion Event and the issuance of all Class B Units to Holdings pursuant to the LLC Agreement; (ii) the repurchase by the Company (or its designee) of all Class A Units from the Investor pursuant to the Call Right; or (iii) the mutual written consent of all parties hereto to terminate this Agreement.

Section 7.02 Survival.

Sections 5.01, 6.01, 6.02, and all of Article VIII shall survive the termination of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Governing Law; Dispute Resolution.

This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to principles of conflicts of law. Any dispute, claim, or controversy arising out of or relating to this Agreement, including the breach, termination, enforcement, interpretation, or validity thereof, shall be resolved by binding arbitration in Los Angeles, California , in accordance with the Commercial Arbitration Rules of the American Arbitration Association, before a single arbitrator with experience in California business law. Judgment upon the award may be entered in any court of competent jurisdiction. Notwithstanding the foregoing, each party shall be entitled to seek injunctive relief or specific performance in any court of competent jurisdiction without waiving the right to arbitrate the underlying dispute, and without the necessity of proving damages or posting any bond.

Section 8.02 Entire Agreement.

This Agreement, together with the LLC Agreement, the Unit Purchase Agreement, and the Consulting Services Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof.

Section 8.03 Amendments; Waivers.

This Agreement may be amended only by a written instrument signed by all parties. No amendment shall be effective that would reduce the scope of the negative covenants in Section 2.01, eliminate or reduce the Monthly Distribution Cap, or modify Article V, without the prior written consent of Holdings. No waiver shall be effective unless in writing.

Section 8.04 Notices.

All notices shall be in writing and delivered in accordance with the notice provisions of the LLC Agreement.

Section 8.05 Counterparts; Electronic Signatures.

This Agreement may be executed in counterparts, each of which shall constitute an original. Electronic signatures shall be valid and binding.

Section 8.06 Severability.

If any provision of this Agreement is held invalid or unenforceable, such provision shall be modified to the minimum extent necessary to make it valid and enforceable, and the remaining provisions shall continue in full force and effect.

Section 8.07 Assignment.

Neither Holdings nor Parent may assign its rights or obligations under this Agreement without the prior written consent of the Company and the Investor, except that Holdings may assign its rights hereunder to any wholly-owned Subsidiary of Parent that holds Exchangeable Units as a Permitted Transfer under the LLC Agreement, provided that Holdings shall remain primarily liable for its obligations hereunder. Any purported assignment in violation of this Section 8.07 shall be null and void.

Section 8.08 No Third-Party Beneficiaries.

Except as expressly provided herein, this Agreement is for the sole benefit of the parties hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Protection Agreement as of the date first written above.

PARENT:

GLASS HOUSE BRANDS INC.,

a British Columbia corporation

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Chief Executive Officer

HOLDINGS:

GHB USUB, LLC,

a Delaware limited liability company

By:	/s/ Kyle Kazan
Name: Kyle Kazan
Title: Manager

COMPANY:

GLASS HOUSE RETAIL, LLC,

a California limited liability company

By:	/s/ Jared Beilke
Name: Jared Beilke
Title: Chief Executive Officer

Signature Page to Protection Agreement